

July 10, 2007

<u>Via Facsimile (214) 661-6822 and U.S. Mail</u>

Annie LeBlanc
Jackson Walker LLP
901 Main Street, Suite 6000
Dallas, TX 75202

Re: CLST Holdings, Inc.
PRRN14A filed on July 9, 2007 by Timothy Durham, Manoj Rajegowda and
Robert A. Kaiser
SEC File No. 0-22972

Dear Ms. LeBlanc:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the revised preliminary proxy statement listed above. We have the following additional comments on your soliciting materials.

All defined terms used in this letter have the same meaning as in the revised proxy statement. All page references refer to the marked copy of the revised proxy statement you e-mailed to me. References to a prior comment letter refer to my letter to you dated July 2, 2007.

1.   Refer to comments 2, 14 and 15 in our prior comment letter concerning the possible need to add additional participants and participant information, pursuant to Instruction 3 to Item 4 and 5 of Schedule 14A. Your analysis in response to comment 2 refers to the listed entities' relationship to the *Company* only; however, the definition of "participant" in Instruction 3 relates primarily to the relationship of a person or entity to the participants in the solicitation, such as your nominees. Please provide a revised and expanded analysis as to why the entities listed in your response to comment 2 in our prior letter should not be deemed participants pursuant to Instruction 3 of Items 4 and 5 of Schedule 14A. Focus on the role of such entities with respect to this solicitation.

2.   With respect to MC Investment Partners in particular, we note that that entity has been involved in continuing discussions with the Company concerning the matters which are the subject of this solicitation, as described in the Background section of the proxy statement. For example, on page 5 you note that MC Investments (rather than Mr. Rajegowda individually) sent a letter to the Company expressing the view that the election of Mr. Durham to the Board would be in the best interests of the Company and its stockholders. In addition, the Company has communicated with MC Investments directly (see the letter dated May 18, 2007 referenced on page 5). Finally, MC Investments owns a significant number of shares of the Company, while Mr. Rajegowda owns none, and MC Investments is Mr. Rajegowda's employer. In your supplemental analysis, please describe any contacts between Mr. Rajegowda and MC Investments regarding Mr. Rajegowda's role in this solicitation, and why you believe Mr. Rajegowda is acting in his own independent capacity, versus his role as an employee of a significant shareholder of the Company.

3.   See the last two comments above. In your response letter, tell us why Patrick J. O'Donnell, Henri B. Najem, Anthony P. Schlichte, David Tornek, Neil E. Lucas, Terry G. Whitesell and Jonathon B. Swain are not participants in this solicitation within the meaning of Instruction 3 to Items 4 and 5 of Schedule 14A. In this regard, these Reporting Persons (as defined in their Schedule 13D filings) met with representatives of the Company and had other contacts with it regarding the matters that are the subject of this solicitation. In addition, they are party to a Joint Filing Agreement with Mr. Durham and have filed as a group on their Schedules 13D and amendments.

4.   Note that if you add additional participants in the solicitation in response to our comments above, please revise the proxy statement to provide all of the background and other information as to such participants and their affiliates required by Regulation 14A and Schedule 14A.

5.   Refer to comment 6 in our prior comment letter. In the expanded disclosure you provided in the Background section in response to that comment, you detail numerous contacts Mr. Durham had with other shareholders of the Company regarding the shareholder meeting and the election. In your response letter, explain why such communication and contacts are not "solicitations" within the meaning of Rule 14a-2 of Regulation 14A. If you believe they were solicitations but were exempt from the requirement that the person solicited be provided with a preliminary proxy statement, identify the exemption upon which you seek to rely and outline the facts you believe support it.

*   *   *   *

Please respond to these comments promptly by providing a response letter (filed via EDGAR) with the legal analysis requested above. If necessary, file a revised preliminary proxy statement reflecting changes made in response to comments. You may wish to provide us with black-lined copies of the revised consent solicitation statement to expedite our review.

Please understand that we may have additional comments after reviewing your responses. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions